ShoreTel, Inc

960 Stewart Drive

Sunnyvale, CA 94085

March 8, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Re:	ShoreTel, Inc. (the “Company”)
File No. 001-33506

Ladies and Gentlemen:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated February 23, 2011 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 11. Executive Compensation

Director Compensation

1.	We note your response to comment three in our letter dated January 14, 2011. Please note that, in light of the guidance offered by both Instruction 2 to Item 402(c)(iii) and (iv), and Instruction to Item 402(k) of Regulation S-K as sell as the Regulation S-K Compliance and disclosure Interpretations, Question and Answer 119.03, disclosing an annual cash retainer received as stock in the “Fees earned or paid in cash” column of the Director Compensation Table may or may not be appropriate depending on the amount and nature of the stock compensation offered in lieu of cash. As the value of stock received by directors in lieu of the cash retainer is 120% of the value of the cash retainer earned, please explain how you arrived at your decision to report the amount of stock received in the “fees earned or paid in cash” column of the Director Compensation Table.

As discussed with the Staff via telephone on March 4, 2011, the Company will continue to disclose the cash retainer received as stock in the Stock Awards column. In the future, if the amount of stock received in lieu of cash changes, the Company will review which column is most appropriate for disclosure.

Securities and Exchange Commission

March 8, 2011

Compensation Discussion and Analysis

Percentages of Base Salary

2.	We note your response to comment seven in our letter dated January 14, 2011. Please confirm in future filings you will disclose the discretionary bonus amount under the bonus column to the summary compensation table. Additionally, we note the table included in your response used to illustrate the effect of the discretionary determination of performance rating on the annual bonus ultimately paid. In future filings please provide a similar example, as appropriate, including disclosure in the illustration of the target percentages applied to reach each dollar amount.

The Company confirms that it will disclose the discretionary bonus amount under the bonus column to the summary compensation table. The Company will provide a tabular example similar to the table included in its January 14, 2011 letter, including disclosure in the illustration of the target percentages applied to reach each dollar amount, as appropriate.

Form 10-Q for the Quarter Ended December 31, 2010

5. Fair Value Disclosures, page 11

3.	We note your response to comment eleven from our letter dated January 14, 2011. In future filings, please clarify your disclosure as follows:

•	Define “highly rated” corporate debt.

•

Include in your proposed disclosure your basis for corroborating non-binding quotes from an independent broker. Specifically, please describe any model that you utilize to incorporate certain inputs and what those inputs are.

We advise the Staff that our investments are held in securities with rating of A (or equivalent thereof) or higher. We also advise the Staff that the non-binding quotes have historically been from independent pricing services. With regards to the non-binding quotes from the independent pricing services, the Company does not use any independent models to corroborate the fair values from the independent pricing service like Bloomberg. The Company utilizes the proprietary models used by the independent pricing service and reviews their pricing policies to ensure that the fair values are determined using reasonable inputs. The Company does corroborate the non-binding quotes from the independent pricing service by comparing the fair value to amortized cost of investments, quotes on recent purchases, proceeds from actual sale of investment, ratings of the investments or quotes received on other investment with similar characteristics. The basis of this corroboration is to incorporate the actual experience of the Company from its own purchases and redemptions and establish a trend of how the fair values from different sources compare to the actual transactions. This corroboration also assists the Company in assessing the reasonableness of the fair values received from the Company’s bankers. The ratings of our specific investment or any changes therein allow the Company to assess the reasonableness of the changes in fair values provided by the independent pricing service from one period to another. However, the ratings of specific securities or changes therein were not specifically discussed in the footnote of the financial statements in past filings.

Securities and Exchange Commission

March 8, 2011

We will clarify the disclosures in the footnote of our future filings in Form 10-Q’s and 10-K’s as follows:

Short-term investments are classified within Level 2 of the fair value hierarchy because they are valued based on other observable inputs, including broker or dealer quotations, or alternative pricing sources. When quoted prices in active markets for identical assets or liabilities are not available, the Company relies on non-binding quotes from independent pricing services. Non-binding quotes are based on proprietary valuation models prepared by independent pricing services. These models use algorithms based on inputs such as observable market data, quoted market prices for similar instruments, historical pricing trends of a security as relative to its peers, internal assumptions of the independent pricing service and statistically supported models. The Company corroborates the reasonableness of non-binding quotes received from the independent pricing service by comparing them to the a) actual experience gained from the purchases and redemption of investment securities, b) quotes received on similar securities obtained when purchasing securities and c) monitoring changes in ratings of similar securities and the related impact on the fair value. The types of instruments valued based on other observable inputs include corporate notes and commercial paper and U.S. Government agency securities.

* **

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (408) 331-3606 if you have any further questions.

Very truly yours,

ShoreTel, Inc.

/s/ Ava M. Hahn
Ava M. Hahn
VP & General Counsel

cc:	Peter Blackmore, CEO
Michael Healy, CFO
Jeffrey Vetter, Esq., Fenwick & West LLP